June 19, 2019

VIA EDGAR

Rebecca Marquigny

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AFL-CIO Housing Investment Trust
File Nos.: 811-3493 and 333-59762

Dear Ms. Marquigny:

This letter is in response to your comments regarding the registration statement of the AFL-CIO Housing Investment Trust (herein, “Registrant”), as filed with the Securities and Exchange Commission (the “Commission”) under rule 485(a) on April 23, 2019. You requested that the Registrant respond to the comments and revise its registration statement, as necessary and appropriate, before its next updated filing. The Registrant intends to make certain revisions to its registration statement based on your comments. In order to assist you with the review of this letter, we have summarized each of your comments below in bold followed by the Registrant’s response.

Comment No. 1: Consider removing from Registrant’s description of its investment objectives information related to accomplishing its investment objectives.

Response: The Registrant believes that the disclosure related to its use of 100% union labor provides important information relevant to its investment objectives and that its inclusion in the description of its investment objectives is appropriate and material to investors. The Registrant will, however, modify other portions of the disclosure, consistent with this comment, in the next filing of its registration statement.

Comment No. 2: Please provide enhanced disclosure regarding the tax impact, if any, that portfolio turnover has on eligible investors.

Response: The Registrant’s eligible investors are entirely tax-exempt institutions; therefore, it believes that the current disclosure is appropriate.

Comment No. 3: Consider clarifying the definition of “Mortgage Securities” in the discussion of portfolio investment strategies.

Response: The Registrant will revise the definition of “Mortgage Securities,” consistent with this comment, in the next filing of its registration statement.

Ms. Marquingy

Securities and Exchange Commission

June 19, 2019

Comment No. 4: Please provide disclosure containing the current measures of the benchmark characteristics that the Registrant seeks to exceed.

Response: The Registrant believes that the current disclosure in the principal investment strategies section of the prospectus is appropriate. However, the Registrant will continue to provide comparative information to investors on a current basis in marketing materials and sales literature.

Comment No. 5: Consider clarifying the description of investments that are substituted from those held in the benchmark in the discussion of the Registrant’s principal investment strategies.

Response: The Registrant will revise the description, consistent with this comment, in the next filing of its registration statement.

Comment No. 6: If relevant, please clarify how and when allocation targets may be changed as a result of the Registrant’s monitoring of its investments compared to its benchmarks.

Response: The Registrant will clarify terminology used in its disclosure, consistent with this comment, in the next filing of its registration statement.

Comment No. 7: Consider whether the reference to investments in forward commitments should be included in the discussion of principal investment strategies.

Response: The Registrant believes that its investments in forward commitments are significant enough to be included in the discussion of principal investment strategies and that the current disclosure is appropriate.

Comment No. 8: Please confirm the tax-exempt status of the Registrant’s investors to ensure it is consistent with registration statement disclosures.

Response: The Registrant hereby confirms that its eligible investors are entirely tax-exempt institutions.

Comment No. 9: Please clarify whether shareholder notice is required for changes to the Registrant’s investment objectives.

Response: The Registrant’s Declaration of Trust provides its Board of Trustees with broad discretion to make revisions without shareholder notice or approval, but the Registrant is, of course, also subject to all of the notice and disclosure requirements under the federal securities laws. The Registrant will revise the disclosure, consistent with the comment, in the next filing of its registration statement.

Comment No. 10: Consider whether the reference to REMICs should be included in the discussion of principal investment strategies.

Response: The Registrant believes that the reference to REMICs is appropriate in the principal investment strategies section of the prospectus as it is an example of the kind of security in which the Registrant principally invests. The Registrant will, however, modify portions of the disclosure, consistent with this comment, in the next filing of its registration statement.

Ms. Marquingy

Securities and Exchange Commission

June 19, 2019

Comment No. 11: Consider whether the discussion of the Registrant’s history of having never entered into total return swap contracts is appropriate in the discussion of principal investment risks.

Response: The Registrant will revise the disclosure to remove the reference to the Registrant’s history related to total return swap contracts in the next filing of its registration statement.

Comment No. 12: Consider disclosing that a participant who elects to receive in-kind redemptions would bear the related investment risk until it disposes of the assets.

Response: The Registrant will revise its disclosure to reflect that a participant who elects to receive in-kind redemptions will bear the investment risk until such assets are disposed in the next filing of its registration statement.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-331-8055.

Sincerely,

/s/ Christopher Kaiser

Christopher Kaiser
Deputy General Counsel & Chief Compliance Officer

cc:	Corey Rose (Dechert LLP)